Exhibit 99.1

Joint press release – 28 May 2009

GDF SUEZ and Publigas reoganised their shareholdings in Fluxys

GDF SUEZ and Publigas, the two stable Fluxys shareholders, have reorganised their shareholdings in Fluxys. GDF SUEZ has sold a number of Fluxys shares to Publigas that now holds a majority share of the company’s capital. GDF SUEZ retains 38.50% at the end of the operation.

The reorganisation of the GDF SUEZ and Publigas shareholdings is a continuation of the agreement signed by the two stable shareholders in September 2008. On 18 May 2009, the Belgian Competition Council approved Publigas’ exclusive control over Fluxys.

On 27 May 2009, the Fluxys Extraordinary General Meeting has also modified the company’s Articles of Association to the new shareholding reality. Furthermore, the Board of Directors has taken note of the resignation of Mrs Griet Heyvaert and Messrs Chris De Groof and Marc Pannier, who had their seat on the Board as directors on the recommendation of SUEZ-Tractebel.

Exhibit 99.1

Joint press release – 28 May 2009

CONTACTS

GDF SUEZ
Press Contact:	Investor Relations Contact:
Tel France: +33 (0)1 57 04 24 35	Tel: +33 (0)1 57 04 66 29
Tel Belgium: +32 (0)475 48 72 09
E-Mail: press@gdfsuez.com

Publigas
C. Viaene
Tel.: + 32 475 26 00 19